

Mail Stop 4546

November 18, 2016

Michael P. Kehoe
President and Chief Executive Officer
Kinsale Capital Group, Inc.
2221 Edward Holland Drive, Suite 600
Richmond, VA 23230

     Re: Kinsale Capital Group, Inc.
              Registration Statement on Form S-1
              Filed November 15, 2016
              File No. 333-214625

Dear Mr. Kehoe:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Dorrie Yale at 202-551-8776 with any questions.

                               Sincerely,

                               /s/ Joseph McCann for

                               Suzanne Hayes
                               Assistant Director
                               Office of Insurance and Healthcare

cc: Dwight S. Yoo, Esq.
   Skadden, Arps, Slate, Meagher & Flom LLP